UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

DEEP WELL OIL & GAS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

243798 10 5
(CUSIP Number)

Malik Youyou
Sadovnicheskeya nab 69, Moscow, 115035 Russia
7 495 725 4455
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.243798 10 5

1	Name of Reporting Person I.R.S. Identification No. of Above Person

Malik Youyou
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

PF
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

FRANCE
	7	Sole Voting Power

		97,598,109 *
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		97,598,109 *
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

97,598,109 *
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

58.63% **
14	Type of Reporting Person

IN

* Mr. Malik Youyou beneficially owns 97,598,109 shares of common stock of Deep Well Oil & Gas, Inc. (“Deep Well”). Of such shares, Mr. Youyou owns (i) directly, 61,717,900 shares of common stock; (ii) directly, exercisable warrants to acquire 29,571,428 shares of common stock of Deep Well; (iii) indirectly, 6,158,781 shares of common stock of Deep Well through Westline Enterprises Limited, a corporation of which Mr. Youyou is the sole stockholder; and (iv) directly, options to purchase up to 450,000 shares of common stock at an exercise price of $0.14 per common share of which 150,000 vested immediately upon grant and the remaining options will vest one-third on March 23, 2012, and one-third on March 23, 2013.

** As of November 1, 2011 Deep Well has 136,739,971 issued and outstanding shares of common stock. Taking into effect that Mr. Youyou directly and indirectly currently has 67,876,681 shares of common stock of Deep Well and only if Mr. Youyou exercises all of his warrants to acquire an additional 29,571,428 shares of Deep Well’s common stock and options to purchase 150,000 shares of Deep Well’s common stock, Mr. Youyou would have 58.63% of the issued and outstanding common stock of the Deep Well. Mr. Youyou has not exercised any warrants or options as of the date of this report.

 This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission on November 23, 2011 and amended November 20, 2008, March 18, 2008, July 1, 2008 and August 19, 2008 (such Schedule 13D, as amended, the “Original 13D”). Unless otherwise stated herein, the Original 13D remains in full force and effect.  Terms used therein and not defined herein shall have the meanings given to them in the Original 13D. This Amendment No. 5 amends and restates in its entirety Item 1 and 5 of the Original 13D.

ITEM 1. SECURITY AND ISSUER.

This amended Schedule 13D relates to the common stock, par value $0.001 per common share, of Deep Well Oil & Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at Suite 700, 10150 100 Street, Edmonton, Alberta T5J 0P6 Canada.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Page 2.

(b) See Page 2.

(c) On August 14, 2011, 10,638,297 common stock warrants and 2,000,000 common stock fractional warrants, previously granted to Mr. Youyou pursuant to a subscription agreement dated August 14, 2008, expired unexercised. And on October 31, 2011, 12,500,000 common stock warrants and 2,000,000 common stock fractional warraants previously granted to Mr. Youyou pursuant to a subscription agreement dated October 31, 2008, expired unexercised.

(d) Not Applicable.

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2011
Date

/s/ Malik Youyou
Signature

Malik Youyou
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).